The Ordinary Fellow, LLC

OFFERING STATEMENT



Issuer Name	The Ordinary Fellow, LLC
Doing Business As	The Ordinary Fellow
Offering Amount	$60,000.00 – $124,000.00
Security Type	Class B Membership Units
Price	$20 per Membership Unit
% of Company to Be Sold	5.8%
Post-Money Valuation Cap	$2,124,000
Units to be Sold	3,000 – 6,200 Class B Membership Units
Personal Guaranty	None

COMPANY OVERVIEW

The Ordinary Fellow is a boutique winery located in Palisade, Colorado, specializing in producing small-batch wines with minimal intervention. Our vineyards are regeneratively farmed, hand-harvested, and trained for quality, not quantity. We offer an exceptional customer experience with a focus on creating fantastic white, rosé, traditional method sparkling, and red wines. Our customers include wine enthusiasts and connoisseurs who value sustainable practices and premium quality in every bottle they purchase.

Company History
The Ordinary Fellow is a boutique winery located in Palisade, Colorado, specializing in producing small-batch wines with minimal intervention. Our vineyards are regeneratively farmed, hand-harvested, and trained for quality, not quantity. We offer an exceptional customer experience with a focus on creating fantastic white, rosé, traditional method sparkling, and red wines. Our customers include wine enthusiasts and connoisseurs who value sustainable practices and premium quality in every bottle they purchase.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Ben Parsons	Stock	92.0%
Minority Ownership	Stock	8.0%

The above is the only ownership outstanding for the company. The ownership interests of a(n) CO LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Ben Parsons
Title: Founder/Winemaker
Work History: Ben Parsons, the owner and winemaker, is responsible for all business operations, including overseeing sales and marketing, managing winemaking activities, and setting the overall business strategy and direction. His leadership is crucial to ensuring the winery's success and maintaining the high standards of quality that define The Ordinary Fellow. Over the past three years, Ben Parsons has focused solely on The Ordinary Fellow. Prior to this, he founded the successful Infinite Monkey Theorem in 2008, where he grew production from 2,000 to 100,000 cases by 2019 with national distribution.

Biography: Ben Parsons is a passionate winemaker dedicated to producing high-quality wines at The Ordinary Fellow. His commitment to minimal intervention winemaking and sustainable practices is evident in every bottle. Recognized by Wine Enthusiast Magazine as one of America's top forty under forty tastemakers in 2015, Ben has a proven track record in the industry, having previously founded The Infinite Monkey Theorem. His vision for The Ordinary Fellow is to create a winery that not only produces exceptional wines but also offers a unique and enjoyable experience for all visitors.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

 The planned purchases will significantly enhance The Ordinary Fellow's growth potential. By investing in additional grapes and sales support, we can increase production and expand our market reach. Paid media advertising and social media management will boost our visibility and attract more visitors, while public relations and events will foster community engagement. This strategic allocation of funds is expected to elevate our production from 1,200 to 8,000 cases by 2028, grow our wholesale customer base to 550 accounts, and increase our wine club membership to 1,200 members, thereby driving substantial revenue growth.

Over the next 1-3 years, The Ordinary Fellow plans to increase production from 1,200 to 5,000 cases and raise our EBITDA from $66,000 to $575,000. We aim to grow our wine club membership from 53 to 500 and increase the number of visitors from 7,000 to 17,000. Our vision is to solidify our reputation as a premier boutique winery known for exceptional wines and an outstanding customer experience.

Awards and Achievements include:
- • Voted top 5 tasting room experiences in the United States by USA Today.
- • Label design took second place in the PACK design awards for creativity.
- • Our 2022 Pinot Noir was editors' pick in Decanter Magazine, and our 2023 Cabernet Sauvignon was rated 93 points in Decanter Wine Magazine.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Grape Purchases beyond our own vineyard production capabilities	$30,000.00
Additional sales support	$20,000.00
Paid Media Advertising	$24,000.00
Social Media Management/SEO Marketing	$18,000.00
Public relations	$12,000.00
Events and events management	$10,000.00
Design Fees	$10,000.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security
The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$124,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,940.00
Net Proceeds	$55,300.00	$115,060.00

* Applied at a marginal-rate based upon amount raised:
     Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in The Ordinary Fellow, LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with The Ordinary Fellow, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are [Security Type], which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. What other exempt offerings has the issuer conducted within the past three years?

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*

      1. *any director or officer of the issuer;*
      2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
      3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
      4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
American Ag Credit	$97,771.14	5.25%	03/01/2031	$1,406.66
American Ag Credit	$95,825.47	5.25%	03/01/2031	$1,378.52
American Ag Credit	$162,880.70	9.4%	04/01/2033	$2,254.50
Grand Junction Federal Credit Union	$50,000.00	4.25%	05/30/2025	$ 171.00
Credit Union Of Colorado	$15,946.03	6.64%	09/30/2027	$ 411.37
Parsons Note	$118,267.00	7.75%	01/01/2033	$ 875.00
Loneshark Investments, LLC	$248,855.00	7.5%	05/31/2028	$6,100.99
US Bank Business Credit Cards	$24,358.62	0%	06/07/2024	$1,307.00
Total Balance	**$813,903.96**			$13,905.04

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	34,159	25,081	12,527
Accounts Receivable	9,564	15,938	19,784
Fixed Assets	529,901	445,323	411,415
Other Assets	720,439	757,958	751,026
TOTAL ASSETS	**1,294,063**	**1,244,300**	**1,194,752**
LIABILITIES & EQUITY			
Accounts Payable	-	-	31,113
ST-Debt Payable	45,086	61,107	12,016
LT-Debt Payable	1,342,057	1,302,620	1,273,426
TOTAL LIABILITIES	**1,387,143**	**1,363,727**	**1,316,555**
Retained Earnings	(304,580)	(467,999)	(528,217)
Net Income	(136,779)	(156,285)	(91,732)
TOTAL OWNER'S EQUITY	**(93,080)**	**(119,427)**	**(121,802)**
TOTAL LIABILITIES & EQUITY	**1,294,063**	**1,244,300**	**1,194,752**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	612,798	559,728	138,556
Cost of Goods Sold	289,419	188,607	99,373
GROSS PROFIT	**323,379**	**371,121**	**39,184**
Operating Expenses	324,795	305,070	61,364
NET INCOME	**(136,779)**	**(156,285)**	**(91,732)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(136,779)	(156,285)	(91,732)
CASH FLOW ACTIVITIES			
Net Cash from Operations	150,556	(95,683)	(10,656)
Net Cash from Investing	(60,670)	(21,454)	(2,237)
Net Cash from Financing	220,442	108,059	11,077
NET INCREASE (DECREASE) IN CASH	310,328	108,059	(93,548)

* - Through 04/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	1,294,063	1,244,300
Cash & Equivalents	34,159	25,081
Accounts Receivable	9,564	15,938
Short-Term Debt	45,086	61,107
Long-Term Debt	1,342,057	1,302,620
Revenue	612,798	559,728
Cost of Goods Sold	289,419	188,607
Taxes Paid	-	-
Net Income	(136,779)	(156,285)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 i) in connection with the purchase or sale of any security;

 ii) involving the making of any false filing with the SEC;

 iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 i) in connection with the purchase or sale of any security;

 ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
 i) at the time of the filing of this offering statement bars the person from:
  a) association with an entity regulated by such commission, authority, agency or officer;
  b) engaging in the business of securities, insurance or banking;
  c) engaging in savings association or credit union activities; or

 ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

 i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

 ii) places limitation on the activities, functions or operations of such person;

 iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
 i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
 ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

SUBSCRIPTION AGREEMENT OF

THE ORDINARY FELLOW LLC

SUBSCRIPTION AGREEMENT OF THE ORDINARY FELLOW LLC

THIS SUBSCRIPTION AGREEMENT ("Agreement") is entered into on the date set forth on the signature page ("Effective Date") by and between The Ordinary Fellow LLC, a Colorado limited liability company (the "Company"), and the undersigned subscriber (the "Subscriber" or "Investor"). Undefined capitalized terms used herein shall have the meanings ascribed to them in the First Amended and Restated Limited Liability Company Operating Agreement (as the same may be amended from time to time, the "Operating Agreement") attached hereto as Exhibit "A." This Agreement is entered into with reference to the following facts:

WHEREAS, the Subscriber has been informed that the Company has been formed pursuant to the Colorado Limited Liability Company Act, as amended, and that the Company is to be operated in accordance with its Operating Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Subscriber wishes to subscribe for and purchase from the Company, and the Company wishes to issue and sell to the Subscriber a certain number of the Class B Units (the "Units"}, and Subscriber, as a prospective Member, shall be admitted as a Member to the Company; and

WHEREAS, in connection with the issuance and sale of the Units to Subscriber and upon the terms and subject to the conditions set forth in this Agreement, the Subscriber has agreed to execute the Operating Agreement and such other related documents as directed by the Manager from time to time.

NOW THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by reference, and, of the mutual promises and covenants hereinafter set forth, the parties agree as set forth herein.

I . Subscription.

(a) Subject to Sections 2 and 3 of this Agreement, Subscriber hereby irrevocably and unconditionally subscribes (the "Subscription") for and agrees to invest the amount indicated on the signature page hereof in the Company ("Purchase Price") and hereby tenders this Agreement, for the purchase of the Units at the Closing (as defined below). The number of Units to be sold and issued for the Purchase Price shall be based on a pre-money valuation of Two Million Dollars ($2,000,000). Subject to Section 4 of this Agreement, the Manager may accept or reject, in whole or in part, the Subscription in the Manager's sole and absolute discretion.

(b) Upon acceptance of the Subscription pursuant to Section 2, the Company and its Manager agree that Subscriber shall be admitted as a Member, upon the terms and conditions, and inconsideration of their agreement to be irrevocably bound by the terms and provisions of the Operating Agreement and this

Agreement.

(c) Subscriber acknowledges that the Subscription shall be irrevocable and shall survive their death, disability, bankruptcy, termination, or dissolution.

(d) The Subscriber shall complete and execute the Subscriber Identification attached hereto as Schedule A and the Confidential Subscriber Questionnaire attached hereto as Schedule B.

(e) Upon the terms and subject to the conditions contained in this Agreement, the closing of the sale and purchase of the Units shall be held on the Effective Date or at such other time as the Company and the

Subscriber may mutually agree (such date is hereinafter referred to as the "Closing"). At the Closing (i) the Subscriber shall deliver to the Company a check or wire transfer funds in the amount of the Purchase Price; (ii) the Subscriber shall execute and deliver a counterpart signature page to the Operating Agreement; and (iii) the Company shall admit the Subscnber as a member of the Company in connection with and pursuant to the terms of the Operating Agreement.

(f) Adjustments to Units/Classifications.

i. If the Company, at any time following the Closing (A) subdivides outstanding Units into a larger number of Units, (B) combine outstanding Units into a smaller number of Units or (C) reclassifies Units or issues new securities by reclassifying the Units, then, and in each such case, the price per Unit in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that the Subscriber shall be entitled to receive the number of Units or other securities of the Company which the Subscriber would have owned or have been entitled to receive after the occurrence of any of the events described above. Any adjustment made pursuant to this Section shall become effective at the close of business on the day upon which such corporate action becomes effective.

ii. All calculations under this Section shall be made to the nearest cent or the nearest 1/100th of a Unit, as the case may be.

iii. In case any transaction or event (including, without limitation, any merger, consolidation, combination, recapitalization, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation) shall occur in which all or substantially all outstanding Units are converted into or exchanged or acquired for or constitute the right to receive stock, or other securities, cash, property or assets (each, a "Fundamental Change"), the Subscriber immediately prior to the occurrence of such Fundamental Change shall have the right to receive the kind and amount of stock, other securities, cash, property or assets that such the Subscriber would have received if such Units had been converted immediately prior to such Fundamental Change.

iv. Upon any change in price or classification of Units, the Company shall not be required to issue Units representing a fraction of a Unit, but may if otherwise permitted, make a cash payment in respect of any final fraction of a Unit based on the closing price of a Unit at such time. If the Company elects not, or is unable, to make such cash payment, the Subscriber shall be entitled to receive, in lieu of the final fraction of a Unit, one whole Unit.

v. The Company shall have the option, in the Company's sole and exclusive discretion, to issue certificates for Units. If such certificates are prepared, they shall be provided to the Subscriber without charge for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued exclusively in the name of the Subscriber.

2. Acceptance of Subscription.

The Subscriber acknowledges that the Company has the right to accept or reject the Subscription, in whole or in part, for any reason and that the Subscription shall be deemed to be accepted by the Company only when it is signed by an authorized signatory on its behalf. The Subscription either will be accepted or rejected, in whole or in part, as promptly as practical upon receipt by the Company. The Subscriber agrees that Subscription need not be accepted in the order that it was received by the Company. Upon rejection of the Subscription for any reason, all funds received with the Subscription will be returned to the Subscriber without deduction for any fee, commission, or expense and without interest accrued thereon, and this Agreement shall be deemed to be null and void and of no further force or effect.

3. Restrictions on Transfer.

The Subscriber understands and agrees that, in addition to the provisions regarding restrictions on withdrawal and transferability of their investment contained in the Operating Agreement, the following restriction and limitation is applicable to the Subscriber's investment in the Company pursuant to Section 4(a)(2) of the United States Securities Act of 1933, as amended (the "Securities Act") and Rule 506 of Regulation D promulgated thereunder. The Units shall not be sold, pledged, hypothecated, or otherwise transferred unless they are registered under the Securities Act and applicable state securities law or are exempt therefrom.

4. Representation and Warranties of the Subscriber.

The Subscriber represents and warrants to the Company and its Affiliates (each of whom shall be a thirdparty beneficiary of such representations and warranties) that each of the following statements is true, complete, and correct as of the date hereof and the Closing:

(a) The Subscriber hereby acknowledges that the Subscriber has been advised that this offering has not been registered with the Securities and Exchange Commission ("SEC") because this offering is intended to be a non-public offering pursuant to Section 4(a)(2) of Regulation D under the Securities Act, which exemption depends in part upon Subscriber's investment intention.

(b) The Subscriber hereby acknowledges that the Subscriber has been advised that this offering has not been registered under the securities law of any state jurisdiction because this offering is intended to be a non-public offering pursuant to such state law exemptions, exemption depends in part upon Subscriber's investment intention.

(c) The Subscriber understands that neither the SEC nor the securities administrator of any state has made any finding or determination relating to the fairness of this investment and that neither the SEC nor the securities administrator of any state has recommended or endorsed, or will recommend or endorse, the offering of the Units, nor have any of them reviewed or passed upon the accuracy or adequacy of the Operating Agreement; the Units are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, and the applicable state securities laws, pursuant to registration or exemption therefrom.

(d) There is currently no market for the Units, and none may develop. The Subscriber is able to bear the economic risk of this investment, including the loss of the Subscriber's entire investment in the Company, the Subscriber's investment is not disproportionate to the Subscriber's net worth and the Subscriber's investment will not cause such overall commitment to become excessive, and has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment.

(e) The Units are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and the applicable securities laws of any state pursuant to registration or exemption therefrom. Moreover, the Units offered are subject to further restrictions on transferability imposed by the Operating Agreement.

(f) The offer and sale of the Units is made only by means of this Agreement and the Operating Agreement and such other documentation provided by the Company concerning the nature of the investment.

(g) The Subscriber is acquiring the Units for the Subscriber's own account, for investment purposes only and not with a view toward resale or distribution of all or any part of the Units. If the Subscriber is purchasing for a trust fund, the Subscriber represents that the Subscriber has sole investment discretion with respect to the acquisition of the Units to be purchased pursuant to this Agreement.

(h) The Subscriber has provided or previously provided to the Manager information concerning the Subscriber, the Subscriber's financial position, and the Subscriber's knowledge of financial and business matters, which information is complete and correct as of the date hereof and may be relied upon by the Manager and shall notify the Manager immediately of any material adverse change in such information. Furthermore, the Subscriber understand that the Company will review this Agreement and the Confidential Subscriber Questionnaire, and the Company is hereby given authority by the Subscriber to call the Subscriber's bank or place of employment or otherwise investigate or review the financial standing of the Subscriber. It is further agreed that the Company reserves the unrestricted right to reject or limit any subscription and to terminate the offer at any time.

(i) The Subscriber is an "Accredited Investor," as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act or a "qualified client" as such term is defined in Rule 205-3 promulgated under the Investment Advisers Act, and that the information contained in the Confidential

Subscriber Questionnaire is complete, accurate, and true in all respects.

G) The Subscriber satisfies any special suitability or other applicable requirements of their state of residence and/or the state in which the transaction by which the Units are purchased.

(k) The Subscriber acknowledges and understands that the Company is in a highly regulated industry and holds certain privileged licenses necessary to conduct its business operations. The Subscriber will apply for and comply with any background investigation or determination of suitability required by any federal, state or local regulatory authority or government having jurisdiction over the Company. The Subscriber shall, prior to the issuance of Units, furnish to the Company the express written approval or determination of such suitability by such regulatory authority or government having jurisdiction over the Company.

(1) The Subscriber bas been furnished with and has carefully read and understands the Operating Agreement, the organization and investment objectives and the policies of, and the risks and expenses of an investment in, the Company; has been actively involved in the management of the company; has been provided an opportunity to obtain additional information concerning the offering, the opportunity to ask questions of, and receive answers from, the Manager concerning the terms and conditions of the offering and to obtain such additional information as is necessary in order to evaluate the investment and to verify the accuracy of the information provided; has not relied upon any representations or offering literature or prospectus or any other information supplied in writing by the Company or the Manager (it being understood that no Person other than the Manager has been authorized by the Company to furnish any representations or other information); and was at no time presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio, or television advertisement, or any other form of general advertising or general solicitation or any seminar or meeting whose attendees, including the Subscriber, had been invited as a result of, or pursuant to, any of the foregoing.

(m) The Subscriber understands the proportions and priorities of distributions as set forth in the Operating Agreement and that the Manager has absolute discretion over such distributions except as otherwise provided for therein.

(n) The Subscriber is aware that: (i) the Company has limited financial and operating history, and that an investment in the Company and the Company's proposed investments involve a very high degree of risk; (ii) any federal and/or state income tax benefits may not be available to the Subscriber due to the nature of the Company's business operations; and (iii) the nature of the Company's business is the manufacture and distribution of alcoholic beverages (SEE THE DISCLOSURES AND RISK FACTORS A IT ACHED HERETO AND IN"CORPORA TED HEREIN" AS SCHEDULE C).

(o) The Subscriber has the requisite knowledge or has consulted with Subscriber's personal tax and legal adviser, to assess the investment and is relying exclusively only upon such consultation and not on any representations by the Company or the Manager in making the investment.

(p) The Subscriber has evaluated the risks involved in investing in the Company and has determined that the Units are a suitable investment for the Subscriber.

(q) The Subscriber acknowledges that the Manager is not registered as an "investment adviser" under the Adviser's Act and that as a Member the Subscriber will have no right to withdraw from the Company except as specifically provided in the Operating Agreement.

(r) The Subscriber maintains their domicile at the address shown on the signature previously provided Confidential Subscriber Questionnaire and the Subscriber is not merely a temporarily resident there.

(s) (i) The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Agreement and the Operating Agreement and to subscribe for and purchase or otherwise acquire the Units; (ii) the Subscriber's execution of this Agreement and the Operating Agreement have been authorized by all necessary corporate or other action on the Subscriber's behalf; and (iii) this Agreement and the Operating Agreement are each valid, binding, and enforceable against the Subscriber in accordance with their respective terms.

(t) The execution and delivery of this Agreement and the Operating Agreement by the Subscriber and the performance of the Subscriber's duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, by-laws, trust agreement, operating agreement, or other governing instrument applicable to the Subscriber, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which to Subscriber or any of the Subscriber's Affiliates is a party or by which the Subscriber is bound or to which the Subscriber or any of the Subscriber's properties are subject; (ii) do not require any authorization or approval under or pursuant to any of the foregoing; and (iii) do not violate any statute, regulation, law, order, writ, injunction, or decree to which the Subscriber or any of the Subscriber's Affiliates is subject.

(u) The Subscriber is not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Operating Agreement, (B) any provision of any charter, by-laws, trust agreement, operating agreement or other governing instrument applicable to the Subscriber, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which the Subscriber or any of the Subscriber's Affiliates is a party or by which the Subscriber is bound or to which the Subscriber or any of the Subscriber's properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to the Subscriber or any of the Subscriber's Affiliates.

(v) There is no litigation, investigation, or other proceeding pending or, to the Subscriber's knowledge, threatened against the Subscriber or any of the Subscriber's Affiliates which, if adversely determined, would adversely affect the Subscriber's business or financial condition or the Subscriber's ability to perform the Subscriber's obligations on this Agreement or the Operating Agreement.

(w) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority on the Subscriber's part is required for the execution and delivery of this Agreement or the Operating Agreement by the Subscriber or the performance of the Subscriber's obligations and duties hereunder or thereunder.

(x) The Subscriber acknowledges that it will receive or have access to confidential information concerning the Company, which is proprietary in nature and non-public. The Subscriber agrees that it shall not disclose or cause to be disclosed any confidential information to any Person or use any confidential information for its own purposes or its own account, except in connection with its investment in the Company and except as otherwise required by any regulatory authority, law or regulation, or by legal process. Furthermore, the Subscriber has not reproduced, duplicated, or delivered the Operating Agreement or this Agreement to any other Person, except professional advisers to the Subscriber or as instructed by the Manager.

(y) The Subscriber understands that the Company will not register as an investment company under the Investment Company Act ("Companies Act'') by reason of the provisions of Section 3(c)(l) thereof, which excludes from the definition of an investment company any issuer which has not made and does not presently propose to make a public offering of its securities and whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons. If the Subscriber is not a natural person, the Subscriber hereby certifies that (i) it is "one person" for purposes of Section 3(c)(1) of the Companies Act, and (ii) its shareholders, partners, beneficiaries, or members are not permitted to opt in or out of particular investments made by the Subscriber, and each such person participates in investments made by the Subscriber pro rata in accordance with its interests in the Subscriber.

(z) If the Subscriber is affiliated with non-U.S. banking institutions (a "Foreign Banlc"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Banlc, the Subscriber represents and warrants to the Company that: (i) the Foreign Banlc has a fixed physical address in a country in which the Foreign Banlc is authorized to conduct banking activities; (ii) the Foreign Banlc maintains operating records related to its banking activities; (iii) the Foreign Banlc is subject to inspection by the banlcing authority that licensed the Foreign Banlc to conduct banking activities; and (iv) the Foreign Banlc does not provide banlcing services to any other Foreign Banlc that does not meet the criteria set forth in (i)-(iii) above.

(aa) None of (i) the Subscriber; (ii) any Affiliate of the Subscriber; (iii) if the Subscriber is a privatelyheld entity, any Person having a beneficial interest in the Subscriber; or (iv) any Person for whom the Subscriber is acting as an agent or nominee in connection with this investment is a country, territory, individual or entity named on an Office of Foreign Assets Control ("OFAC") list, a Person or entity prohibited under OFAC programs, or a senior foreign political figure or any immediate family member or close associate of a senior foreign political figure, as such terms are defined in the footnotes below. Please be advised that the Company shall not accept any amounts from a prospective investor if such investor cannot make the representations set forth herein. The Subscriber agrees to promptly notify the Manager should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber is advised that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibited additional subscriptions from the Subscriber, declining any redemption requests or segregation of the assets in the account in compliance with governmental regulations and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption right (if any) of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company and the Manager or any of the Company's Affiliates or service providers. These individuals include specially designated parties subject to OFAC sanctions and embargo programs.

5. Survival and Continued Accuracy of the Representation and Warranties.

All representations and warranties made by the Subscriber in this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Units. If, in any respect, the representations and warranties shall not be true and accurate prior to delivery of the payment pursuant to Section 1, the undersigned shall immediately give written notice to the Company specifying which representation and warranties are not true and accurate and the reason, therefore. In addition, the Subscriber agrees to notify the Manager immediately in writing if the Subscriber ceases to be an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act or a "qualified client" within the meaning of Rule 205-3 under the Advisers Act. Until the Subscriber provides a notice described in the preceding two sentences, the Manager may rely on the representations, warranties, covenants, and agreements contained herein in connection with any matter relating to the Company. Without limiting the generality of the foregoing sentence, the Company may assume that all such representations and warranties are correct in all respects as of the date hereof and may rely on such representations and warranties in determining whether (a) the Subscriber is suitable as a purchaser of the Units, (b) the Units may be sold to the Subscriber or any other Subscriber without first registering the Units under the Securities Act or any other applicable securities law, (c) the conditions to the acceptance of subscriptions for the Units have been satisfied, and (d) the Subscriber meets the eligibility standards set by the Manager.

6. Regulatory Matters and Right to Repurchase the Units.

(a) Regulatory Matters. The Company will cooperate with the Subscriber on the form and substance of any correspondence, filings, notices or consent documents by or on behalf of the Company regarding any local, state or federal alcoholic beverage laws, including, but not limited to, tied- house laws ("Liquor

Laws"), which contain or reveal information about the Subscriber. Such cooperation shall include providing the Subscriber with prompt notices and a reasonable opportunity to review such communications and filings before they are presented to the Department of the Treasury or other federal, state or local governmental alcohol beverage regulatory agency or department (each, a "Liquor Authority"). The Subscriber hereby acknowledges and agrees that the Subscriber shall promptly and truthfully submit to the Company certain documents and disclosures as reasonably required, from time to time, by a Liquor Authority in connection with the Company or any of its subsidiaries obtaining, maintaining, expanding and/or modifying any alcoholic beverage licenses or complying with Liquor Laws. The Subscriber represents and covenants that it will inform the Company of any interests held by the Subscriber, or in the case of an entity Subscriber, interests of any stockholder, member or partner of the Subscriber, which, to the Subscriber's knowledge, would result in the Company's inability to comply with Liquor Laws.

(b) Regulatory Concerns. The Subscriber agrees and covenants that if the Board believes in good faith, upon the written advice of counsel in connection with an alcohol beverage license or permit application process, or an audit or investigation by a Liquor Authority of competent jurisdiction that (i) the Subscriber's continued ownership of Units in the Company ("Company Securities") by the Subscriber or

(ii) the Subscriber's failure to comply with Section 6(a), would cause the denial, termination, revocation or suspension of any alcoholic beverage licenses or otherwise result in the Company's or its Affiliates' inability to obtain, maintain, expand, and/or modify any alcoholic beverage licenses or comply with any Liquor Laws, then the Company may deliver written notice (a "Regulatory Notice") to the Subscriber (an "Offending Subscriber'') informing the Offending Subscriber of the basis for such notice, together with a written explanation from the Company's alcohol beverage legal counsel concerning the potential remedies necessary for the Company or any of its subsidiaries to obtain, maintain, expand, and/or modify any alcoholic beverage licenses or comply with any Liquor Laws (the "Regulatory Concern").

(c) Regulatory Concern Resolution. For a period of twenty (20) business days following the receipt of a Regulatory Notice, the Offending Subscriber shall be afforded the opportunity to respond to the Regulatory Notice in writing and set forth the clear steps and procedures the Offending Subscriber intends to take to remediate and resolve the Regulatory Concern. The Offending Subscriber shall be afforded an additional one hundred (100) business days to pursue and implement such steps and procedures to resolve the applicable Regulatory Concern to the reasonable satisfaction of the Board (the "Resolution Period"). Such steps and procedures proposed by the Offending Subscriber may include a range of actions that are necessary or appropriate to resolve the Regulatory Concern, which may include restructuring or selling the Offending Subscriber's equity ownership in any third-party investment by the Offending Subscriber, or a Permitted Transfer (as defined below). The Company will coordinate and cooperate with the Offending Subscriber in good faith to resolve the Regulatory Concern and prioritize resolutions to the

Regulatory Concern that are the least disruptive to the Offending Subscriber's investment portfolio.

(d) Regulatory Permitted Transfer. If the Offending Subscriber provides written notice (a "Transfer Notice") to the Company of its intent to transfer that amount of Company Securities of such Offending Subscriber (such amount of Company Securities, the "Offending Securities") as is necessary to be repurchased or transferred in order to resolve the Regulatory Concern (which, for the avoidance of doubt, may be all Company Securities held or owned by such Offending Subscriber), then the Offending Subscriber shall transfer not less than the amount of Offending Securities as to a Non- Offending Transferee (a "Permitted Transfer'') within the Resolution Period. For purposes of this Agreement, "Nonoffending Transferee" shall mean (i) any other Member of the Company (provided that such Member is not also an Offending Subscriber), (ii) in the case of an Offending Subscriber that is an entity, any stockholder, member, partner or other Affiliate of the Subscriber (provided that such stockholder, member or other Affiliate does not pose a Regulatory Concern), (iii) in the case of an Offending Subscriber that is a natural person, any Permitted Transferee of the Subscriber (except the Subscriber's spouse), or (iv) any other Person, in each case, so long as (x) the Permitted Transfer to such Non-Offending Transferee will resolve the Regulatory Concern, (y) such Non-Offending Transferee is an "accredited investor" as defined in Regulation D promulgated under the Securities Act, and (z) in the case of the foregoing clauses (ii), (iii) and (iv), such Non-Offending Transferee is not a competitor of the Company, as reasonably determined by the Board.

(e) Regulatory Repurchase Right. If the Offending Subscriber fails to resolve the Regulatory Concern to the reasonable satisfaction of the Board within the Resolution Period, then, until and unless the Regulatory Concern is otherwise resolved, to the reasonable satisfaction of the Board, the Company shall be permitted to repurchase all of the Offending Securities for a purchase price per Unit equal to the greater of the (i) original purchase price and (ii) Fair Market Value of such Offending Securities. If the Board and the Offending Subscriber cannot mutually agree on the Fair Market Value of the Offending Securities, the Fair Market Value of the Offending Securities shall be determined by a nationally recognized valuation firm mutually selected by the Offending Subscriber and the Board (or if they cannot agree on the selection, the Offending Subscriber and the Board shall each select a nationally recognized valuation firm, which two (2) firms shall select a third nationally recognized valuation firm to determine

the Fair Market Value of the Offending Securities). In connection with any repurchase contemplated by Section 6(d), the (x) Company shall pay at the closing of the repurchase the entirety of the purchase price in cash via wire transfer of immediately available funds and (y) the Offending Subscriber shall not be required to (i) make any representations or warranties beyond customary representations and warranties, (ii) agree to any releases (other than a release in customary form concerning claims arising solely in the Subscriber's capacity as a Member of the Company) or post- repurchase restrictive covenants of any kind or (iii) take any action other than executing and delivering a purchase agreement that conforms to the requirements of this Subsection and surrendering to the Company the physical membership certificates, if any, representing the Offending Securities.

(f) Additional Covenants. The Subscriber, on behalf of itself and each of its subsequent transferees and/or Affiliates, hereby irrevocably (i) acknowledges and agrees that the terms of these Subsections concerning regulatory matters are essential for the well-being, protection and ongoing operations of the Company and its Affiliates, (ii) covenants not to take any action, or fail to take any action, for the purpose of intentionally creating or otherwise giving rise to a Regulatory Concern and (iii) covenants to use commercially reasonable efforts to pursue a Permitted Transfer during the Resolution Period. Any Regulatory Notice, and all correspondence, materials, proposals, and information associated with the Regulatory Concern and any resolution thereof (including any Permitted Transfer or any repurchase in accordance with these Subsections, shall be kept strictly confidential by the Company, the Board, and the Offending Subscriber.

7. Adoption of the Operating Agreement.

The Subscriber hereby adopts, accepts, and agrees to be irrevocably and unconditionally bound by all the term and provisions of the Operating Agreement and to perform all obligations therein imposed upon a Member with respect to the purchase of the Units. Upon acceptance of this Agreement by the Manager on behalf of the Company and payment therefore, the Subscriber shall become a Member for all purposes. In the event of any inconsistency between the terms of the Operating Agreement and this Agreement, the Operating Agreement shall govern.

8. Agreements. The Subscriber understands, agrees and acknowledges that:

(a) Except as provided in Section 2 hereof and under applicable state securities laws, the Subscription is and shall be irrevocable, except that the Subscriber shall have no obligation hereunder if the Subscription is rejected for any reason, or if the offering is cancelled for any reason;

(b) If any answers provided or background documentation required under this Agreement is found to be false, forged, or misleading, the Subscriber understands that the Manager may require the Subscriber to fully withdraw from the Company;

(c) The Manager shall determine the Percentage Interest of the Subscriber upon the date of closing in which the Subscriber is participating; and

(d) The Subscriber's Percentage Interest is subject to adjustment and dilution, which may increase or decrease the Percentage Interest, as a result of, for example, the addition of new Members, additional contributions in subsequent capital calls or closings, employee pools, or the withdrawal of existing Members.

9. Special Power of Attorney.

(a) The Subscriber, by executing this Agreement, hereby irrevocably constitutes and appoints the Manager, with full power of substitution, as the Subscriber's true and lawful attorney-in-fact in name, place, and stead to make, execute, sign, acknowledge, record, and file, on behalf of the Subscriber and on behalf of the Company, any document, certificate, or other instrument as the Manager may deem necessary or desirable to carry out fully the provision of this Agreement and the Operating Agreement, including without limitation, the following: (i) the Operating Agreement; (ii) charter documents; (iii) fictitious business name statements; (iv) certificates, instruments or ownership transfer documents which may be required to be filed by the Company, the Manager, or the Members in connection with the distribution of alcohol; (v) any documents which may be required to effect the continuation of the Company, the admission or substitution of a Member, or the dissolution and termination of the Company, provided such continuation, admission, substitution, dissolution or termination are in accordance with the terms of the Operating Agreement; (vi) any and all amendments to the instruments described above, provided such amendments are either required by law to be filed, are consistent with the Operating Agreement or have been properly authorized; and (vii) any and all such other instruments as the Manager may deem reasonably necessary or desirable to carry out fully the provisions of the Operating Agreement.

(b) The foregoing grant of authority is not meant to be used to deprive the Subscriber of any of the Subscriber's rights. It is intended only to provide a simplified system for execution of documents and is a special power of attorney coupled with an interest, is irrevocable and shall survive the bankruptcy, insolvency, death, incapability, or dissolution of the Subscriber.

(c) The Subscriber hereby waives any and all defenses which may be available to contest, negate or disaffirm the actions of the Manager taken in good faith under such power of attorney.

10. Indemnification.

The Subscriber agrees to indemnify the Company, the Manager, and any of their respective Affiliates, and to hold them harmless from and against, any and all loss, damage, liability, and expense, including reasonable attorneys' fees and disbursements (collectively, "Loss"), which the Company, the Manager or any of their respective Affiliates may incur by reason of or in connection with the breach of any representation, warranty, or covenant made herein or any other document provided by the Subscriber to the Company in connections with the Subscriber's investment in the Company or any failure of the Subscriber to fulfill any of the agreements set forth in or arising under this Agreement. The Subscriber hereby agrees to indemnify the Company, the Manager, and any of their respective Affiliates and bold them harmless against all Loss arising out of the sale or distribution of the Units by the Subscriber in violation of the Securities Act or other applicable law or any misrepresentation or breach by the Subscriber with respect to the matters set forth in this Agreement. The indemnification obligation provided herein shall survive the execution and delivery of this Agreement, any investigation at any time made by the Company and the issue and sale of the Units and shall be in addition to any liability the Subscriber may otherwise have. Notwithstanding any provision of this Agreement, the Subscriber does not waive any right granted to the Subscriber under any applicable federal or state securities law. The Subscriber further represents that the Subscriber is not obligated to pay any finder's fee or commission in connection with this Subscription or any other for the Company. The Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Subscriber or the Subscriber's Affiliates are responsible.

11. Additional Documents.

The Subscriber shall promptly execute all such additional documents as may be required by the Manager to reflect the sale of the Units hereunder and the admission of the Subscriber as a Member of the Company.

12. Consultation with Attorney.

The Subscriber has been advised to consult with its own attorney regarding all legal and tax matters concerning an investment in the Units and has done so (or has had the opportunity to do so) to the extent the Subscriber considers it necessary.

13. Joint and Several Obligations.

If the Subscriber consists of more than one Person, this Agreement shall consist of the joint and several obligations of all such Persons.

14. INTERNAL REVENUE SERVICE CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230 YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STA TES FEDERAL TAX ISSUES IN nns AGREEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF A VOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

15. Mediation and Arbitration.

(a) If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through direct discussions within five (5) business days after the Subscriber or the Manager, on behalf of the Company, notifies the other in writing that it has a dispute, the Subscriber and the Manager agree that on the sixth day after such written notice has been delivered (or if the sixth day is not a business day, then on the next business day thereafter) to start proceedings to settle the dispute in an amicable manner by mediation administered by the Judicial Arbitration and Mediation Services, Inc. ("JAMS") under its mediation rules, before resorting to arbitration. If all disputes have not been resolved within ten (10) days after the start of such mediation, the Subscriber or the Manager may elect to settle any unresolved controversy or claim arising out of or relating to this Agreement, or breach thereof, by arbitration administered by JAMS in accordance with its arbitration rules (except as otherwise provided herein) by written notice to the other. The Subscriber or the Manager electing arbitration shall by such notice to the other name an arbitrator. The second arbitrator shall be chosen by the noticed Subscriber or Manager, as applicable, within ten (10) days after such notice. If the noticed Subscriber or Manager does not appoint such second arbitrator, then JAMS shall be requested to submit a list of five (5) persons to serve as the second arbitrator, and the second arbitrator shall be appointed by the first arbitrator from such list within five (5) days of its submission. The two (2) appointed arbitrators shall agree upon the appointment of a third arbitrator within five (5) days after the second arbitrator is appointed. If the two (2) arbitrators so appointed do not agree upon a third arbitrator, then JAMS shall be requested to submit a list of five (5) persons to serve as the third arbitrator. The parties to the arbitration shall select the third arbitrator from the list submitted within five (5) days of its submission; provided that if the parties to the arbitration cannot agree upon the third arbitrator, then the arbitrator shall be selected from the list of five

(5) through the process of each of the first two (2) arbitrators in turn striking names from the list until one (1) name remains.

(b) The decision of any two (2) of the arbitrators shall be final and binding upon the Subscriber and the Manager. The arbitrators shall determine the rights and obligations of the Subscriber and the Manager according to this Agreement and the substantive laws of Colorado. The parties hereby agree that in any such arbitration the Subscriber and Manager shall be entitled to discovery of the others as provided by the Colorado Act pertaining to civil procedure; provided, however, any such discovery shall be completed within four (4) months from the date of the selection of the second arbitrator, unless such period is extended by agreement of the affected Subscriber and the Manager or by order of the arbitrators, and any disputes concerning discovery shall be determined by the arbitrators with any such determination being binding on the Subscriber and the Manager. The arbitrators shall be requested to render an opinion within fifteen (15) days after the date that discovery is completed. The arbitrators shall apply Colorado substantive law and Colorado evidentiary law to the proceeding. The arbitrators shall have the power to grant all legal and equitable remedies and award compensatory damages provided by Colorado law. Punitive or exemplary damages shall not be awarded for any breach or alleged breach of this Agreement and the Subscriber and the Manager waive any right to seek, claim or receive such punitive or exemplary damages. The arbitrators shall be bound by the terms of this Agreement. The arbitrators shall not be empowered or authorized to add to, subtract from, delete or in any other way modify the terms of this Agreement. The arbitrators shall prepare in writing and provide to the parties an award including factual findings and the reasons on which the decision is based. The decision of the arbitrators shall be final and binding on the Subscriber and the Manager and judgment thereon may be entered by any court having jurisdiction. Each party shall initially bear its own expenses of the arbitration including without limitation attorney fees and the parties shall divide the arbitration expenses and fees equally. The prevailing party, however, shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration.

(c) Notwithstanding any other provision of this Section, no resort to arbitration shall be required if a third Person's participation is essential to avoid the possibility of an inconsistent or otherwise incomplete resolution of all associated issues or controversies, and such third Person declines to participate in and be bound by the results of the arbitration.

(d) No party, whether or not a party to such arbitration, and no arbitrator, shall disclose the existence, content or results of any arbitration hereunder without the prior written consent of all parties to such arbitration.

16. Application of Colorado Law.

This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Colorado. Grand Junction, Colorado shall be the exclusive venue for any action including, without limitation, mediation, arbitration or such other action, brought by any party in any way related to this Agreement.

17.Survival.

The representations, warranties, covenants, and Subscription Agreements made herein survive the execution and delivery of this Subscription Agreement and each Closing.

18. Severability.

In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable und any law shall not affect the validity or enforceability of any other provision thereof.

19. Entire Agreement.

This Agreement and the attached schedules and exhibits, which are incorporated herein, contain the entire agreement of the parties with respect to the matters set forth herein and there are no representations, covenants, or other agreements except as stated or referred to herein or as embodied in the Operating Agreement. Neither this Agreement nor any provision hereof shall be waived, modified, changed discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge, or termination is sought to be enforced.

20. Further Assurances.

At the request of the Manager, the Subscriber shall furnish promptly such further information, and execute and deliver such documents, as may be required in the determination of the Manager to comply with any laws, regulations, or other obligations of the Company. The Subscriber consents to the disclosure of any such information, and any other information furnished to the Company to any governmental authority, self-regulatory organization or other Person to the extent required by law or determined by the Manager to be in the best interests of the Company.

21. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, personal representatives, successors, and assigns.

22. Assignment.

The Subscriber agrees that neither this Agreement nor any rights which may accrue to the Subscriber hereunder may be transferred or assigned without the prior written consent of the Manager.

23. Section Headings.

The section headings contained herein are for convenience only and shall not affect the interpretation of any of the provisions hereof.

24. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000), or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

25. Notices.

Any notice required under the terms of this Agreement shall be sent to the recipient's address ofrecord on file with the Company. All notices and copies thereof shall be band delivered, with receipt therefore, sent by overnight courier service, with receipt therefore, or sent by certified or registered mail, return receipt requested, and first-class mail postage prepaid, or sent by electronic mail with a confirmation of receipt requested and received. Changes of address may be given to the Company and the Subscribers by written notice in accordance with the term of this Section. Time periods shall commence on the date that such notice is received, if delivered by band, or by overnight courier service, three (3) business days after mailing if mailed, and twenty-four (24) hours after electronic mail is sent. Any notice that is required to be given within a stated period of time shall be considered timely if delivered or refused before midnight, Pacific Time, of the last day of such period. Notices may be given by email to addresses specified under this Agreement, provided that confirmation of receipt is received.

26. Execution Instructions.

If the Subscriber is in agreement with the foregoing, please take the following actions:

(a) Execute this Agreement where indicated on the attached Subscriber Signature Page;

(b) Complete the Subscriber Identification on Schedule A;

(c) Complete Confidential Subscriber Questionnaire on Schedule B for Entity Investors or Individual Investors, as applicable;

(d) Complete and execute the Joinder to Operating Agreement attached hereto as Exhibit B; and

(e) Return to the Company your executed Agreement (including the completed Subscriber Identification and Confidential Subscriber Questionnaire) and Joinder to Operating Agreement, along with your payment of the Capital Contribution for the Units you wish to purchase.

THIS AGREEMENT IS HEREBY ACCEPTED AS OF THE DATE BELOW WITH RESPECT TO THE PURCHASE PRICE SPECIFIED ON THE INVESTOR SIGNATURE PAGE:

THE ORDINARY FELLOW LLC

By: Ben Parsons

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1] Ben Parsons

____

[Owner Name]

The Ordinary Fellow, LLC.